ICON CASH FLOW PARTNERS L.P. SEVEN
100 Fifth Avenue, Fourth Floor
New York, New York 10011
June 21, 2006

Re:	Recommendation to REJECT the $4.50 per Unit Tender Offer to Purchase all Outstanding ICON Cash Flow Partners L.P. Seven Units of Limited Partnership Interest
Dear Limited Partner:
     As you are aware, MacKenzie Patterson Fuller, LP and various of its affiliates (collectively, “MacKenzie Patterson”), an unaffiliated third party, has commenced an unsolicited tender offer to purchase all of the units of limited partnership interest (the “Units”) in ICON Cash Flow Partners L.P. Seven (the “Partnership”) for four dollars and fifty cents ($4.50) per Unit in cash (less any distributions per Unit made by the Partnership after the date of the offer) (the “Offer Price”), subject to the terms and conditions set forth in the MacKenzie Patterson’s tender offer documents. The Offer Price, together with all of the terms and conditions applicable to the tender offer, is referred to in this letter as the “Offer.”
     On June 14, 2006, MacKenzie Patterson amended the Offer to include the following disclosure:
“The Purchasers are amending the Offer to add MP Value Fund 7, LLC as a Purchaser and by making the following additional disclosures. In March 2006, MP Value Fund 7, LLC entered into a contract to purchase 500 Units of the Partnership at $7.65 per Unit in order to become a partner in the Partnership. Those Units have not transferred as of the date of the Offer or this amendment, so the Offer did not disclose that the Purchasers owned any Units in the Partnership. However, the Purchasers do have the contractual right to purchase those Units and such Units should be transferred in the near future. The 500 Units constitute 0.05% of the outstanding Units. The Partnership has disclosed that it will not recognize any of the Purchasers as substitute limited partners, but rather will only transfer the economic rights to the Units purchased pursuant to the Offer. This fact should not be material to any partner’s decision as to whether to sell Units or not because it has no impact on the contract or purchase price or rights of the seller. Further, please note that if we were successful in obtaining more than 50% of the Units of the Partnership, we might have the ability to control the Partnership through the ability to remove the general partner, although we have no intention of so doing.”
     Upon its review of this new disclosure, the general partner of the Partnership confirms its recommendation to reject the Offer, due to the fact that MacKenzie Patterson offered to purchase such Units at $7.65 per Unit in March 2006 and is now attempting to purchase Units from Limited Partners for $4.50 per Unit, or 41.2% lower than what they offered three months ago.
     Additionally, if you have already tendered or should you tender your Units in the Offer and then wish to withdraw your Units, you have the right to withdraw your Units until July 11, 2006, and if they are not accepted for payment at that time, until July 31, 2006.
     In order to withdraw any Units tendered, you must send, either by mail or facsimile, a notice of withdrawal to MacKenzie Patterson Fuller, LP at the address set forth below:
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94566
Fax No. (925) 631-9119

     The notice of withdrawal must specify the name of the person who tendered the Units, the number of Units to be withdrawn, and also be signed by the same person who signed the Letter of Transmittal.
     If you have any questions concerning the Offer or need any assistance with respect to any Partnership matter, please feel free to contact our Investor Relations Department at (800) 343-3736.

Very truly yours, Thomas W. Martin Chief Operating Officer and Chief Financial Officer ICON Capital Corp., the General Partner of the Partnership